Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-234564

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated November 22, 2019)

NEW ISSUE	December 4, 2019

ORGANIGRAM HOLDINGS INC.

$55,000,000

COMMON SHARES

This prospectus supplement (the "Prospectus Supplement"), together with the short form base shelf prospectus to which it relates dated November 22, 2019, as amended or supplemented (the "Prospectus"), qualifies the distribution (the "Offering") of common shares (the "Common Shares") of Organigram Holdings Inc. (the "Corporation") having an aggregate sale price of up to $55,000,000 (or the equivalent in U.S. dollars determined using the daily average exchange rate posted by the Bank of Canada on the date the Common Shares are sold). See "Plan of Distribution".

The Corporation's issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the Nasdaq Global Select Market (the "NASDAQ") under the symbol "OGI". On December 3, 2019, the closing prices of the Common Shares on such exchanges were $3.79 and US$2.83, respectively. The TSX has conditionally approved the listing of the Common Shares, subject to the Corporation fulfilling all of the listing requirements of the TSX. In addition, notice of the Offering has been submitted to the NASDAQ and the listing of the Common Shares offered hereunder remains subject to completion of the NASDAQ's review process. We have entered into an equity distribution agreement dated December 4, 2019 (the "Distribution Agreement") with BMO Nesbitt Burns Inc. (the "Canadian Agent") and BMO Capital Markets Corp. (the "U.S. Agent" and, together with the Canadian Agent, the "Agents") pursuant to which we may distribute Common Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. The Common Shares offered by this Prospectus Supplement will also be registered in the United States under the terms of a registration statement on Form F-10 (File No. 333-234564) (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "U.S. Securities Act"). Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") including sales made directly on the TSX or the NASDAQ or on any other trading market for the Common Shares in Canada or the United States. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See "Plan of Distribution".

We will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of 2.0% of the gross sales price per Common Share sold (the "Commission"), which amount will be paid in the same currency as the Common Shares to which such Commission pertains were sold.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Any investment in Common Shares involves significant risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the Prospectus, and in  the  documents  incorporated  by reference herein  and therein,  should  be  carefully  reviewed and considered by prospective investors in connection with any investment in Common Shares. See the "Risk Factors" section of this Prospectus Supplement.

Each of the Agents is an affiliate of a financial institution that has extended credit facilities to the Corporation. Consequently, we may be considered a "connected issuer" of the Agents within the meaning of applicable securities legislation. The net proceeds from this Offering may be used to reduce our indebtedness under those credit facilities. See "Relationship with Certain of the Agents", "Use of Proceeds" and "Plan of Distribution".

The Canadian Agent will sell Common Shares only on marketplaces in Canada and the U.S. Agent will sell Common Shares only on marketplaces in the U.S.

The Corporation is permitted, under a multi-jurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is a corporation existing under the laws of Canada. The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See the "Enforceability of Civil Liabilities by U.S. Investors" section of  this Prospectus Supplement.

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in the Prospectus. You should consult your tax adviser prior to making any investment in the Common Shares.

The Corporation is continued under the Canada Business Corporations Act and its head and registered office is located at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

(i)

IMPORTANT INFORMATION ABOUT THE PROSPECTUS
AND THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.

If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. The information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise.

The Prospectus also forms part of the Registration Statement that we filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement was declared effective by the SEC under the U.S. Securities Act on November 27, 2019 (SEC File No. 333-234564). The Registration Statement incorporates the Prospectus and the Prospectus Supplement with certain modifications and deletions permitted by Form F-10.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus Supplement to the "Corporation", "we", "our", "us" and similar expressions are references to Organigram Holdings Inc. and the business carried on by it.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to "US$" or "U.S. dollars" are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for  one U.S. dollar expressed in Canadian dollars, each based on the daily average rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	Fiscal Year Ended August 31, 2019	Fiscal Year Ended August 31, 2018
Low	1.2803	1.2128
High	1.3642	1.3310
Average	1.3254	1.2776
End	1.3295	1.3055

On December 3, 2019, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.3302. We make no representation that U.S. dollars could be converted into Canadian dollars at that rate or any other rate.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contain "forward-looking information" as defined under Canadian securities laws (collectively, "forward-looking statements") which are based upon the Corporation's current internal expectations, estimates, projections, assumptions and beliefs. All statements other than statements of historical fact contained in this Prospectus Supplement, the Prospectus, or in the documents incorporated by reference herein and therein, are forward-looking statements, including, without limitation, the Corporation's statements regarding the Corporation's business and the environment in which it operates, the intention of the Corporation to complete any offering of Common Shares on the terms and conditions described herein, the listing of any Common Shares and the intention of the Corporation to use the MJDS to offer Common Shares in the United States. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects", "believes", "pro forma" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" and similar words or the negative thereof. Although management of the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, are based on certain assumptions, including a favourable capital markets environment in which to conduct the Offering, that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading "Risk Factors" in this Prospectus Supplement. The Annual Information Form (as defined below) has also been filed with the SEC through the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") as an exhibit to the Corporation's annual report on Form 40-F, and may be accessed on the SEC's website at www.sec.gov.

There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this Prospectus Supplement and, except as expressly required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

We have filed the Registration Statement with the SEC under the U.S. Securities Act relating to the Common Shares. This Prospectus Supplement, including the documents incorporated by reference into this Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which have been omitted or are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation's Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and accordingly, we are subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with these informational requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Corporation or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Corporation or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Corporation has filed with the SEC, concurrently with the filing of its Registration Statement, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Corporation has appointed Corporation Service Company of 1090 Vermont Avenue N.W., Washington, DC 20005, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Corporation in a U.S. court arising out of or related to or concerning the offering of the Common Shares under the Registration Statement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Corporation at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Attention: Corporate Secretary (telephone (855) 961-9420), and are also available electronically under the Corporation's SEDAR profile at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in the Prospectus or in any other subsequently filed document that is also incorporated by reference in the Prospectus, the following documents of the Corporation filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Prospectus:

(a) the annual information form of the Corporation for the year ended August 31, 2019, dated November 24, 2019 (the "Annual Information Form");

(b) the audited consolidated financial statements of the Corporation for the years ended August 31, 2019 and 2018, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended August 31, 2019 (the "Annual MD&A");

(d) the management information circular of the Corporation dated November 7, 2018 regarding the annual and special meeting of shareholders of the Corporation held on December 7, 2018 as adjourned; and

(e) the material change report dated November 20, 2019 in respect of the Corporation's corporate update and details of its fiscal fourth quarter ended August 31, 2019.

Any documents of the type described in Item 11.1 of Form 44-101F1 - Short Form Prospectus Distributions  subsequently filed by us with the securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of  the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, pursuant to the Decision (as defined below), if we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), we will identify such news release as a "designated news release" for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that we file on SEDAR, and each such "designated news release" shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus only for the purposes of the Offering.

Upon a new annual information form and annual consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement for purpose of future offers and sales of Common Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement.

In addition, to the extent that any document or information included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement or the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

CONSOLIDATED CAPITALIZATION

Since August 31, 2019, the date of the Annual Financial Statements, there have been no material changes to the Corporation's share and loan capitalization on a consolidated basis, other than draw downs on the Term Loan (as defined below). As at the date of this Prospectus Supplement, $85 million is drawn on the Term Loan, and $nil is drawn on the Revolving Facility.

The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Common Shares having an aggregate sale price of up to $55,000,000. See "Plan of Distribution".

USE OF PROCEEDS

We intend to use the net proceeds from the Offering, if any, to fund capital projects, for general corporate purposes and to repay indebtedness. The Corporation's current indebtedness under its Term Loan has been incurred in the  normal course of business for the purpose of providing funding for its general corporate purposes.

The allocation of the net proceeds may vary depending on future developments in the Corporation's business operations or unforeseen events, including those listed under the "Risk Factors" section of this Prospectus Supplement. For example, the Corporation had negative operating cash flow for the fiscal year ended August 31, 2019. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a greater portion of its general working capital to fund such negative cash flow than it would use if it had positive cash flows. In addition, our Facilities require us to use the net proceeds from equity issuances after June 30, 2020 to repay the Term Loan. Prospective purchasers are cautioned that, notwithstanding the Corporation's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Corporation's best interests.

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an "at-the-market distribution" will represent the gross proceeds after deducting the applicable Commission payable to the Agents under the Distribution Agreement and the expenses of the distribution. See "Plan of Distribution".

DESCRIPTION OF THE COMMON SHARES

We are authorized to issue an unlimited number of Common Shares. See "Description of Securities - Common Shares" in the Prospectus for a description of the material attributes and characteristics of the Common Shares. As of December 3, 2019, 156,243,447 Common Shares were issued and outstanding.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agents under which we may issue and sell from time to time Common Shares having an aggregate sale price of up to $55,000,000 (or the equivalent in U.S. dollars determined using the daily average exchange rate posted by the Bank of Canada on the date the Common Shares are sold) in each of the provinces and territories of Canada and in the U.S. pursuant to placement notices delivered by us to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NASDAQ or any other trading market for the Common Shares in Canada or the U.S. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, price may vary as between purchasers and during the period of distribution. Pursuant to the Decision (as defined below), the aggregate number of Common Shares sold on the TSX or  any other Canadian marketplace as at-the-market distributions on any trading day will not exceed 25% of the aggregate trading volume of the Common Shares on the TSX  or any other Canadian marketplaces on that day. We cannot predict the number of Common Shares that we may sell under the Distribution Agreement on the TSX, the NASDAQ or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.

The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by us and the Agents. We will designate the maximum amount of Common Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. We will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on our behalf, all of the Common Shares requested to be sold by us. We may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by us in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Common Shares that we propose to sell pursuant to any placement notice delivered by us to the applicable Agent or Agents. If we sell the Common Shares to one or more of the Agents as principal, we will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.

Either we or the Agents may suspend the Offering upon proper notice to the other party. We and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

We will pay the Agents the Commission for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement. The amount of the Commission will be 2.0% of the gross sales price per Common Share sold. The Commission will be paid in the same currency as the Common Shares to which such Commission pertains were sold. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.

The applicable Agent or Agents will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the Commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.

We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management's discussion and analysis filed on SEDAR and EDGAR, for any quarters in which sales of Common Shares occur.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the U.S. will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as we and the Agents may agree.

The Canadian Agent will only sell Common Shares on marketplaces in Canada and the U.S. Agent will only sell Common Shares on marketplaces in the U.S.

In connection with the sales of the Common Shares on our behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. In addition, we have agreed  to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with the distribution or effected, or will effect any other transactions that are intended to stabilize or maintain the market price of the securities.

As a consequence of their participation in the offering, the Agents will be entitled to share in the Commission relating to the offering of the Common Shares. We may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which we may reduce or repay with the net proceeds of the Offering. See "Use of Proceeds" and "Relationship with Certain of the Agents". As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses related to the commencement of the Offering to be paid by us, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately $800,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) December 25, 2021 (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The TSX has conditionally approved the listing of the Common Shares, subject to the Corporation fulfilling all of the listing requirements of the TSX. In addition, notice of the Offering has been submitted to the NASDAQ and the listing of the Common Shares offered hereunder remains subject to completion of the NASDAQ's review process.

PRIOR SALES

The following table summarizes our issuances of Common Shares and securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement:

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
December 12, 2018	Common Shares	Exercise of stock option	150	1.01
December 15, 2018	Options	Issued under Company's stock option plan	90,000	6.02
December 17, 2018	Options	Issued under Company's stock option plan	847,500	4.75
December 17, 2018	Restricted Share Units	Issued under Company's equity incentive plan	794,449	4.75
December 19, 2019	Common Shares	Exercise of stock option	1,000	0.85
December 20, 2019	Common Shares	Exercise of stock option	1,000	3.55
January 2, 2019	Options	Issued under Company's stock option plan	65,000	4.92
January 7, 2019	Common Shares	Exercise of stock option	1,700	5.11
January 7, 2019	Common Shares	Exercise of stock option	2,000	3.55
January 8, 2019	Common Shares	Exercise of stock option	1,700	4.36
January 8, 2019	Common Shares	Exercise of stock option	3,800	1.42
January 10, 2019	Common Shares	Exercise of stock option	1,000	0.30
January 11, 2019	Common Shares	Exercise of stock option	500	3.55
January 14, 2019	Common Shares	Exercise of stock option	60,000	1.42
January 14, 2019	Common Shares	Exercise of stock option	3,300	2.39
January 14, 2019	Common Shares	Exercise of stock option	4,000	1.01
January 28, 2019	Common Shares	Exercise of stock option	32,000	0.40
January 28, 2019	Common Shares	Exercise of stock option	16,167	0.30
January 29, 2019	Common Shares	Exercise of warrants	8,000	4.00
January 30, 2019	Common Shares	Exercise of warrants	246,000	4.00
January 31, 2019	Common Shares	Exercise of stock option	850	6.06
January 31, 2019	Common Shares	Exercise of stock option	1,000	1.01
January 31, 2019	Common Shares	Exercise of warrants	220,175	4.00
February 1, 2019	Common Shares	Exercise of stock option	1,700	4.55
February 1, 2019	Common Shares	Exercise of stock option	750	0.85
February 1, 2019	Common Shares	Exercise of warrants	60,600	4.00
February 1, 2019	Options	Issued under Company's stock option plan	185,000	7.84
February 4, 2019	Common Shares	Exercise of stock option	2,000	0.85
February 4, 2019	Common Shares	Exercise of warrants	220,000	4.00
February 5, 2019	Common Shares	Exercise of stock option	1,600	5.50
February 5, 2019	Common Shares	Exercise of stock option	1,700	6.99
February 5, 2019	Common Shares	Exercise of stock option	1,000	0.30
February 5, 2019	Common Shares	Exercise of warrants	158,050	4.00
February 6, 2019	Common Shares	Exercise of stock option	1,700	6.06
February 6, 2019	Common Shares	Exercise of stock option	27,200	1.42

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
February 6, 2019	Common Shares	Exercise of stock option	1,700	6.02
February 6, 2019	Common Shares	Exercise of stock option	35,100	2.59
February 6, 2019	Common Shares	Exercise of warrants	87,300	4.00
February 7, 2019	Common Shares	Exercise of warrants	7,900	4.00
February 8, 2019	Common Shares	Exercise of stock option	1,700	5.11
February 8, 2019	Common Shares	Exercise of stock option	1,700	6.02
February 11, 2019	Common Shares	Exercise of stock option	1,700	6.02
February 11, 2019	Common Shares	Exercise of stock option	150	0.67
February 11, 2019	Options	Issued under Company's stock option plan	75,000	6.57
February 14, 2019	Common Shares	Exercise of stock option	4,000	0.86
February 14, 2019	Common Shares	Conversion of Debenture	9,040	5.42
February 15, 2019	Common Shares	Exercise of warrants	16,700	400.00
February 19, 2019	Common Shares	Exercise of stock option	20,000	0.30
February 21, 2019	Common Shares	Exercise of warrants	50,000	4.00
February 22, 2019	Common Shares	Exercise of warrants	44,000	4.00
February 25, 2019	Common Shares	Exercise of warrants	30,000	4.00
February 26, 2019	Common Shares	Exercise of stock option	1,700	6.06
February 27, 2019	Common Shares	Exercise of warrants	165,000	4.00
February 27, 2019	Common Shares	Conversion of Debenture	379,889	5.42
February 28, 2019	Common Shares	Exercise of stock option	1,250	0.40
February 28, 2019	Common Shares	Exercise of stock option	1,700	6.06
February 28, 2019	Common Shares	Exercise of stock option	214,000	1.42
February 28, 2019	Common Shares	Exercise of stock option	3,400	6.99
February 28, 2019	Common Shares	Exercise of stock option	5,000	3.93
February 28, 2019	Common Shares	Exercise of warrants	34,700	4.00
February 28, 2019	Common Shares	Conversion of Debenture	7,806,642	5.42
March 1, 2019	Options	Issued under Company's stock option plan	212,000	9.00
March 1, 2019	Common Shares	Exercise of stock option	113,078	1.41
March 1, 2019	Common Shares	Exercise of stock option	3,898	2.59
March 4, 2019	Common Shares	Exercise of stock option	6,800	4.55
March 4, 2019	Common Shares	Exercise of stock option	42,000	1.42
March 4, 2019	Common Shares	Exercise of stock option	77,700	4.83
March 4, 2019	Common Shares	Conversion of Debentures	276,568	5.42
March 4, 2019	Common Shares	Exercise of warrants	12,000	4.00
March 5, 2019	Common Shares	Exercise of stock option	1,700	6.99
March 5, 2019	Common Shares	Exercise of warrants	150,000	4.00
March 6, 2019	Common Shares	Exercise of stock option	1,700	6.06
March 6, 2019	Common Shares	Exercise of stock option	2,000	2.39
March 6, 2019	Common Shares	Exercise of stock option	5,000	3.93
March 6, 2019	Common Shares	Exercise of stock option	500	0.30
March 6, 2019	Common Shares	Exercise of warrants	60,300	4.00
March 6, 2019	Common Shares	Conversion of Debentures	83,025	5.42
March 7, 2019	Common Shares	Exercise of stock option	1,250	0.40
March 7, 2019	Common Shares	Exercise of stock option	200	3.55
March 7, 2019	Common Shares	Exercise of stock option	1,000	0.30
March 7, 2019	Common Shares	Exercise of stock option	3,000	2.59
March 7, 2019	Common Shares	Conversion of Debentures	269,741	5.42
March 8, 2019	Common Shares	Exercise of stock option	1,700	6.06
March 8, 2019	Common Shares	Exercise of warrants	195,300	4.00
March 8, 2019	Common Shares	Exercise of warrants	66,700	4.00
March 11, 2019	Common Shares	Exercise of stock option	850	6.06
March 11, 2019	Common Shares	Exercise of warrants	114,700	4.00
March 11, 2019	Common Shares	Conversion of Debentures	7,749	5.42
March 12, 2019	Common Shares	Exercise of warrants	11,100	4.00

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
March 12, 2019	Common Shares	Conversion of Debentures	5,528,782	5.42
March 13, 2019	Common Shares	Exercise of stock option	800	6.06
March 13, 2019	Common Shares	Exercise of warrants	46,000	4.00
March 13, 2019	Common Shares	Conversion of Debentures	9,225	5.42
March 14, 2019	Common Shares	Exercise of stock option	1,700	6.06
March 14, 2019	Common Shares	Exercise of warrants	69,400	4.00
March 14, 2019	Common Shares	Conversion of Debentures	16,051	5.42
March 15, 2019	Common Shares	Exercise of warrants	41,400	4.00
March 18, 2019	Common Shares	Exercise of warrants	34,560	4.00
March 18, 2019	Common Shares	Treasury	41,000	9.04
March 18, 2019	Options	Issued under Company's stock option plan	70,000	9.04
March 18, 2019	Restricted Share Units	Issued under Company's equity incentive plan	84,000	9.04
March 19, 2019	Common Shares	Exercise of stock option	900	6.06
March 19, 2019	Common Shares	Exercise of stock option	1,700	4.92
March 19, 2019	Common Shares	Exercise of warrants	189,000	4.00
March 19, 2019	Common Shares	Conversion of Debentures	83,948	5.42
March 20, 2019	Common Shares	Exercise of stock option	1,700	6.06
March 20, 2019	Common Shares	Exercise of stock option	6,000	0.85
March 20, 2019	Common Shares	Exercise of warrants	14,400	4.00
March 20, 2019	Common Shares	Conversion of Debentures	50,369	5.42
March 21, 2019	Common Shares	Exercise of stock option	1,700	6.99
March 21, 2019	Common Shares	Exercise of stock option	1,700	4.92
March 21, 2019	Common Shares	Exercise of stock option	100	3.55
March 21, 2019	Common Shares	Exercise of warrants	105,800	4.00
March 21, 2019	Common Shares	Conversion of Debentures	30,549	5.42
March 22, 2019	Common Shares	Exercise of stock option	400	5.11
March 22, 2019	Common Shares	Exercise of stock option	1,700	5.85
March 22, 2019	Common Shares	Exercise of stock option	1,700	6.06
March 25, 2019	Common Shares	Exercise of warrants	400	4.00
March 25, 2019	Common Shares	Conversion of Debentures	53,136	5.42
March 26, 2019	Common Shares	Exercise of stock option	1,000	6.06
March 27, 2019	Common Shares	Exercise of warrants	1,000	4.00
March 27, 2019	Common Shares	Conversion of Debentures	19,741	5.42
March 28, 2019	Common Shares	Exercise of stock option	1,600	6.06
March 28, 2019	Common Shares	Exercise of warrants	9,150	4.00
March 29, 2019	Common Shares	Exercise of stock option	1,700	7.84
March 29, 2019	Common Shares	Conversion of Debentures	532,841	5.42
April 1, 2019	Options	Issued under Company’s stock option plan	290,000	9.90
April 1, 2019	Common Shares	Conversion of Debentures	2,936,346	5.42
April 2, 2019	Common Shares	Exercise of stock option	1,700	6.02
April 3, 2019	Common Shares	Exercise of stock option	600	2.77
April 3, 2019	Common Shares	Exercise of stock option	3,400	6.06
April 3, 2019	Common Shares	Exercise of stock option	633	4.83
April 4, 2019	Common Shares	Exercise of stock option	10,000	4.55
April 4, 2019	Common Shares	Exercise of stock option	1,700	7.84
April 4, 2019	Common Shares	Exercise of stock option	1,700	6.06
April 4, 2019	Common Shares	Exercise of stock option	16,667	1.58
April 4, 2019	Common Shares	Exercise of stock option	1,700	6.99
April 4, 2019	Common Shares	Exercise of warrants	34,000	4.00
April 5, 2019	Common Shares	Exercise of stock option	1,700	6.06
April 5, 2019	Common Shares	Exercise of warrants	21,750	4.00
April 8, 2019	Common Shares	Exercise of stock option	3,300	4.55
April 8, 2019	Common Shares	Exercise of stock option	1,700	6.02

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
April 8, 2019	Common Shares	Exercise of warrants	46,510	4.00
April 9, 2019	Common Shares	Exercise of stock option	800	6.06
April 9, 2019	Common Shares	Exercise of warrants	6,500	4.00
April 10, 2019	Common Shares	Exercise of stock option	1,700	7.50
April 10, 2019	Common Shares	Exercise of warrants	701,800	4.00
April 11, 2019	Common Shares	Exercise of warrants	69,250	4.00
April 15, 2019	Common Shares	Exercise of warrants	12,600	4.00
April 16, 2019	Common Shares	Exercise of stock option	1,650	2.73
April 16, 2019	Common Shares	Exercise of stock option	400	6.06
April 16, 2019	Common Shares	Settlement of restricted share unit	84,000	9.04
April 16, 2019	Common Shares	Exercise of warrants	33,000	4.00
April 18, 2019	Common Shares	Exercise of warrants	12,600	4.00
April 22, 2019	Common Shares	Exercise of stock option	100	6.06
April 22, 2019	Common Shares	Settlement of restricted share unit	5,793	6.59
April 22, 2019	Common Shares	Exercise of warrants	39,021	4.00
April 23, 2019	Common Shares	Settlement of restricted share unit	39,345	4.75
April 23, 2019	Common Shares	Exercise of warrants	57,500	4.00
April 24, 2019	Common Shares	Exercise of stock option	1,100	2.77
April 24, 2019	Common Shares	Exercise of stock option	699	6.06
April 24, 2019	Common Shares	Exercise of warrants	14,500	4.00
April 25, 2019	Common Shares	Exercise of stock option	500	6.06
April 25, 2019	Common Shares	Settlement of restricted share unit	30,000	4.75
April 25, 2019	Common Shares	Exercise of warrants	67,500	4.00
April 26, 2019	Common Shares	Exercise of stock option	50,000	4.75
April 26, 2019	Common Shares	Settlement of restricted share unit	10,000	4.00
April 26, 2019	Common Shares	Exercise of warrants	60,600	4.00
April 29, 2019	Common Shares	Exercise of stock option	300	5.11
April 29, 2019	Common Shares	Settlement of restricted share unit	10,000	4.75
April 29, 2019	Common Shares	Exercise of warrants	20,000	4.00
April 30, 2019	Common Shares	Exercise of stock option	10,000	0.67
April 30, 2019	Common Shares	Exercise of warrants	58,633	4.00
May 1, 2019	Options	Issued under Company's stock option plan	220,000	10.16
May 1, 2019	Common Shares	Exercise of stock option	3,300	5.50
May 1, 2019	Common Shares	Exercise of stock option	1,250	6.06
May 1, 2019	Common Shares	Exercise of stock option	1,700	7.50
May 1, 2019	Common Shares	Exercise of stock option	14,400	1.42
May 1, 2019	Common Shares	Exercise of stock option	50,000	1.36
May 1, 2019	Common Shares	Exercise of stock option	56,000	0.85
May 1, 2019	Common Shares	Exercise of stock option	67,500	0.67
May 1, 2019	Common Shares	Exercise of warrants	25,200	4.00
May 2, 2019	Common Shares	Exercise of stock option	300	5.11
May 2, 2019	Common Shares	Exercise of stock option	1,700	5.49
May 2, 2019	Common Shares	Exercise of stock option	1,300	2.39
May 2, 2019	Common Shares	Exercise of stock option	50,000	0.30
May 2, 2019	Common Shares	Exercise of stock option	25,000	4.75
May 2, 2019	Common Shares	Exercise of stock option	19,012	2.59
May 2, 2019	Common Shares	Exercise of stock option	50,000	2.70
May 2, 2019	Common Shares	Exercise of stock option	63,500	0.67
May 2, 2019	Common Shares	Exercise of stock option	3,300	4.30
May 2, 2019	Common Shares	Exercise of warrants	102,843	4.00
May 3, 2019	Common Shares	Exercise of stock option	1,700	2.89
May 3, 2019	Common Shares	Exercise of stock option	1,600	4.36
May 3, 2019	Common Shares	Exercise of stock option	200	6.06
May 3, 2019	Common Shares	Exercise of stock option	850	7.50
May 3, 2019	Common Shares	Exercise of stock option	1,000	4.92

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
May 3, 2019	Common Shares	Exercise of stock option	1,700	6.02
May 3, 2019	Common Shares	Exercise of warrants	16,200	4.00
May 6, 2019	Common Shares	Exercise of stock option	310	2.77
May 6, 2019	Common Shares	Exercise of warrants	35,452	4.00
May 7, 2019	Common Shares	Exercise of warrants	32,000	4.00
May 8, 2019	Common Shares	Exercise of stock option	1,700	5.85
May 9, 2019	Common Shares	Exercise of warrants	300	4.00
May 13, 2019	Common Shares	Exercise of warrants	600	4.00
May 14, 2019	Common Shares	Exercise of stock option	36,000	0.85
May 14, 2019	Common Shares	Exercise of warrants	300	4.00
May 15, 2019	Common Shares	Exercise of stock option	300	5.11
May 15, 2019	Common Shares	Exercise of warrants	59	4.00
May 16, 2019	Common Shares	Exercise of stock option	1,700	6.06
May 16, 2019	Common Shares	Exercise of warrants	32,400	4.00
May 17, 2019	Common Shares	Exercise of stock option	2,202	3.55
May 17, 2019	Common Shares	Exercise of warrants	1,300	4.00
May 21, 2019	Common Shares	Exercise of stock option	2,000	2.88
May 21, 2019	Common Shares	Exercise of stock option	1,700	6.06
May 21, 2019	Common Shares	Exercise of stock option	25,000	0.50
May 21, 2019	Common Shares	Exercise of warrants	29,700	4.00
May 22, 2019	Common Shares	Exercise of stock option	2,000	6.06
May 22, 2019	Common Shares	Exercise of stock option	22,500	0.50
May 22, 2019	Common Shares	Exercise of stock option	1,700	6.02
May 22, 2019	Common Shares	Exercise of warrants	22,300	4.00
May 23, 2019	Common Shares	Exercise of warrants	232,285	4.00
May 24, 2019	Common Shares	Exercise of stock option	1,700	9.00
May 24, 2019	Common Shares	Exercise of warrants	69,500	4.00
May 27, 2019	Common Shares	Exercise of warrants	98,100	4.00
May 28, 2019	Common Shares	Exercise of stock option	300	2.88
May 28, 2019	Common Shares	Exercise of stock option	2,000	3.55
May 29, 2019	Common Shares	Exercise of warrants	5,645	4.00
May 30, 2019	Common Shares	Exercise of stock option	1,700	6.02
May 30, 2019	Common Shares	Exercise of warrants	120,700	4.00
May 31, 2019	Common Shares	Exercise of stock option	1,700	6.06
May 31, 2019	Common Shares	Exercise of warrants	63,906	4.00
June 1, 2019	Options	Issued under Company's stock option plan	285,000	11.27
June 3, 2019	Common Shares	Exercise of stock option	700	2.88
June 3, 2019	Common Shares	Exercise of warrants	34,841	4.00
June 4, 2019	Common Shares	Exercise of warrants	21,000	4.00
June 6, 2019	Common Shares	Exercise of warrants	39,750	4.00
June 7, 2019	Common Shares	Exercise of stock option	1,700	7.84
June 7, 2019	Common Shares	Exercise of warrants	66,070	4.00
June 10, 2019	Common Shares	Exercise of warrants	34,250	4.00
June 11, 2019	Common Shares	Exercise of stock option	400	4.92
June 11, 2019	Common Shares	Exercise of stock option	3,300	4.30
June 11, 2019	Common Shares	Exercise of stock option	15,000	4.83
June 11, 2019	Common Shares	Exercise of warrants	17,500	4.00
June 12, 2019	Common Shares	Exercise of stock option	200	5.11
June 12, 2019	Common Shares	Exercise of stock option	1,000	7.50
June 12, 2019	Common Shares	Exercise of stock option	2,800	4.30
June 12, 2019	Common Shares	Exercise of warrants	405,710	4.00
June 13, 2019	Common Shares	Exercise of warrants	73,680	4.00
June 14, 2019	Common Shares	Exercise of warrants	222,200	4.00
June 17, 2019	Common Shares	Exercise of stock option	300	4.92
June 17, 2019	Common Shares	Exercise of warrants	65,700	4.00

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
June 18, 2019	Common Shares	Exercise of warrants	1,254,192	4.00
June 20, 2019	Common Shares	Exercise of stock option	400	5.11
June 20, 2019	Common Shares	Exercise of stock option	1,500	6.06
June 20, 2019	Common Shares	Exercise of stock option	198	3.55
June 21, 2019	Common Shares	Exercise of stock option	900	5.11
June 24, 2019	Common Shares	Exercise of stock option	2,500	1.01
June 27, 2019	Common Shares	Exercise of stock option	250	0.30
July 1, 2019	Options	Issued under Company's stock option plan	150,000	8.43
July 1, 2019	Restricted Share Units	Issued under Company's equity incentive plan	1,186	8.43
July 3, 2019	Common Shares	Exercise of stock option	1,700	6.06
July 4, 2019	Common Shares	Exercise of stock option	3,000	0.70
July 4, 2019	Common Shares	Exercise of stock option	1,600	5.85
July 4, 2019	Common Shares	Exercise of stock option	1,600	5.49
July 9, 2019	Common Shares	Exercise of stock option	1,700	6.06
July 10, 2019	Common Shares	Exercise of stock option	6,600	4.36
July 10, 2019	Common Shares	Exercise of stock option	5,000	6.06
July 10, 2019	Common Shares	Exercise of stock option	800	3.11
July 10, 2019	Common Shares	Exercise of stock option	10,000	0.50
July 11, 2019	Common Shares	Exercise of stock option	200	5.11
July 18, 2019	Options	Issued under Company's stock option plan	170,000	9.07
July 24, 2019	Common Shares	Exercise of stock option	200	4.92
July 29, 2019	Common Shares	Exercise of stock option	1,500	2.88
July 30, 2019	Common Shares	Exercise of stock option	1,500	2.88
July 30, 2019	Common Shares	Exercise of stock option	400	6.06
August 1, 2019	Options	Issued under Company's stock option plan	285,000	8.56
August 7, 2019	Common Shares	Exercise of stock option	1,000	3.11
August 8, 2019	Common Shares	Exercise of stock option	200	5.11
August 8, 2019	Common Shares	Exercise of stock option	1,700	2.70
August 8, 2019	Common Shares	Exercise of stock option	300	4.92
August 13, 2019	Common Shares	Exercise of stock option	1,700	6.06
August 14, 2019	Common Shares	Exercise of stock option	200	5.11
August 18, 2019	Options	Issued under Company's stock option plan	75,000	8.56
August 22, 2019	Restricted Share Units	Settlement of restricted share unit	3,335	4.75
August 23, 2019	Common Shares	Exercise of stock option	1,700	6.06
August 30, 2019	Common Shares	Exercise of stock option	7,900	0.50
August 30, 2019	Common Shares	Exercise of stock option	4,000	0.85
September 9, 2019	Common Shares	Exercise of stock option	9,000	0.67
September 9, 2019	Common Shares	Exercise of stock option	27,100	0.50
September 11, 2019	Common Shares	Exercise of stock option	500	2.88
September 13, 2019	Common Shares	Exercise of stock option	1,200	6.06
September 13, 2019	Common Shares	Exercise of stock option	5,000	0.50
September 30, 2019	Options	Issued under Company's stock option plan	220,000	5.05
October 1, 2019	Common Shares	Exercise of stock option	1,000	0.30
October 7, 2019	Performance Shares Units	Issued under Company's equity incentive plan	142,187	4.64
October 7, 2019	Restricted Share Units	Issued under Company's equity incentive plan	218,370	4.64
October 24, 2019	Options	Issued under Company's stock option plan	200,000	4.71
October 28, 2019	Common Shares	Exercise of stock option	3,300	3.87

TRADING PRICES AND VOLUMES

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX (or, for the period prior to August 22, 2019 (the date on which our Common Shares were graduated to the TSX), the TSX Venture Exchange) and the NASDAQ (for the period beginning on May 21, 2019 (the date on which our Common Shares commenced trading on the NASDAQ)).

	Trading of Common Shares			Trading of Common Shares
	TSX, TSXV			NASDAQ
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
November 2018	6.78	4.91	18,325,287	-	-	-
December 2018	5.72	4.11	15,095,031	-	-	-
January 2019	7.84	4.79	33,098,590	-	-	-
February 2019	8.87	6.57	37,903,316	-	-	-
March 2019	9.91	8.12	34,163,328	-	-	-
April 2019	10.31	8.40	31,396,826	-	-	-
May 2019	11.30	8.96	37,889,413	8.40	7.16	2,023,650
June 2019	10.21	7.92	13,748,218	7.65	6.02	3,094,905
July 2019	9.50	7.03	15,844,543	7.31	5.40	5,020,547
August 2019	6.91	5.28	5,534,078	6.02	3.97	3,533,775
September 2019	6.81	4.52	17,222,116	5.16	3.42	3,668,470
October 2019	5.23	3.60	26,437,503	4.00	2.72	7,494,191
November 2019	4.99	2.64	53,979,299	3.77	2.00	11,916,374

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to Organigram, and Davies Ward Phillips & Vineberg LLP, counsel to the Agents (collectively, "Counsel") the following summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to this offering and who deals at arm's length with the Corporation and the Agents for purposes of the Tax Act (a "Holder").

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this Offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds Common Shares as "capital property", and (c) is not affiliated with the Corporation or the Agents (a "Resident Holder"). Generally, Common Shares will be considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.

This summary is not applicable to a Resident Holder: (i) that is a "financial institution" for the purposes of the "mark-to-market" rules contained in the Tax Act; (ii) that is a "specified financial institution"; (iii) an interest in which would be a "tax shelter investment"; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency pursuant to the "functional currency" reporting rules, in the Tax Act; or (v) that has entered into, or enters into a "derivative forward agreement" in respect of Common Shares, as each of those terms is defined in the Tax Act. In addition, this summary does not address the deductibility of interest by a purchaser who has borrowed money to acquire Common Shares under the Offering.

Dividends

Dividends received or deemed to be received on Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as "eligible dividends". A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on the Corporation's website) from the Corporation designating the dividend as an "eligible dividend". There may be limitations on the Corporation's ability to designate dividends as "eligible dividends".

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own advisors in this regard.

A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Dispositions of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder's adjusted cost base of the Common Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Residents of Canada - Taxation of Capital Gains and Capital Losses".

The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all Common Shares owned by the Resident Holder as capital property at that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain, or a taxable capital gain, realized by a Resident Holder in a taxation year must be included in computing the Resident Holder's income for the year, and one-half of any capital loss, or an allowable capital loss, realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant "stop-loss" provisions in the Tax Act.

Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a "Canadian- controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. Under the Canada-United States Income Tax Convention (the "U.S. Treaty") a Non-Resident Holder who is resident in the U.S. for the purposes of the U.S. Treaty and who is fully entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a disposition or deemed disposition of a Common Share, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm's length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of issued shares of any class or series of the Corporation, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada, (b) "timber resource property" (within the meaning of the Tax Act), (c) "Canadian resource property" (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.

If a Common Share is considered to be taxable Canadian property of a Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of the Common Share as described above under the heading "Residents of Canada - Taxation of Capital Gains and Capital Losses" generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of a Common Share that may constitute taxable Canadian property should consult a tax advisor.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Hodgson Russ LLP, counsel to the Corporation with respect to U.S. federal income tax matters, the following summary describes certain material U.S. federal income tax consequences applicable to "U.S. holders" (defined below) relating to an investment in the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive change. We will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the U.S. federal income tax treatment of any issues relating to an investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary applies only to investors who hold Common Shares as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, but not limited to:

• insurance companies;

• regulated investment companies or real estate investment trusts;

• tax exempt organizations;

• broker dealers;

• traders in securities or currencies;

• banks or other financial institutions;

• governments or agencies/instrumentalities thereof;

• investors whose functional currency is not the U.S. dollar;

• U.S. expatriates;

• investors that hold the Common Shares as part of a hedge, straddle, conversion or similar transaction;

• holders that purchase or otherwise acquire Common Shares other than through this Offering, including as compensation for services; or

• holders that own, directly, indirectly, or constructively stock representing 10% or more of the total combined voting stock or value of the Corporation.

Further, this summary does not address tax consequences to holders of equity interests in entities that own the Common Shares. In addition, this summary does not address the U.S. federal gift and estate, alternative minimum, state, local or non-U.S. tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

This summary is of a general nature only, and does not purport to (nor should it be construed to) address all U.S. federal income tax consequences that may be relevant to a particular investor. This summary is not intended to be U.S. legal or U.S. tax advice to any particular investor, and no representations concerning any tax matter are being made with respect to any investor. Each investor should consult its own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of purchasing, owning, and disposing of the Common Shares in such investor's particular circumstances.

An investor is a "U.S. holder" if it is a beneficial owner of Common Shares and is for U.S. federal income tax purposes:

• an individual citizen or individual resident of the U.S.;

• a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

• an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

• a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership or entity. Partners of partnerships or entities taxable as partnerships holding Common Shares should consult their own tax advisors.

Dividends on Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Rules", and on the assumption that the Corporation is not a "passive foreign investment company" ("PFIC"), distributions paid by us to a U.S. holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such U.S. holder as dividends when such U.S. holder receives the distribution, actually or constructively, to the extent paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Currently, dividends paid by a "qualified foreign corporation" to individual U.S. holders who also meet certain holding period requirements will be taxable at a maximum U.S. federal income tax rate of 20%. The U.S. holder also may be subject to an additional 3.8% "Medicare" tax, as discussed below under the heading "Medicare Tax". The Corporation expects that it will constitute a qualified foreign corporation for U.S. federal income tax purposes and that distributions it makes to individual U.S. holders that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced maximum rates, provided the applicable holding period requirements are met. If distributions do not qualify for this reduced maximum rate, U.S. holders will be subject to tax on such distributions at ordinary income rates. Dividends in excess of the current and accumulated earnings and profits of the Corporation will be treated first as a non-taxable return of capital reducing such U.S. holder's tax basis in the Common Shares. Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. holder held the Common Shares for more than one year. Dividends generally will not be eligible for the dividends-received deduction available to certain U.S. corporate shareholders.

Foreign Tax Credit

Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such U.S. holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute "passive category income" for U.S. foreign tax credit purposes. The rules regarding the availability of foreign tax credits are complex and U.S. holders may be subject to various limitations on the use of foreign tax credits to reduce U.S. tax on distributions. U.S. holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash dividend paid in Canadian dollars will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is actually or constructively received by the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into U.S. dollars on the date received. If the Canadian dollars are not converted into U.S. dollars on the date received, however, foreign currency gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Foreign currency gain or loss, if any, will be U.S. source ordinary income or loss for foreign tax credit purposes.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under the heading "Passive Foreign Investment Company Rules", and on the assumption that the Corporation is not a PFIC, a U.S. holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the U.S. holder's adjusted tax basis in the Common Shares, in each case determined in U.S. dollars. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be U.S. source gain or loss for foreign tax credit purposes. Long-term capital gains of non-corporate U.S. holders, including individuals, will be eligible for reduced U.S. federal income tax rates, currently at a maximum of 20%. The 3.8% Medicare tax, discussed below under the heading "Medicare Tax", may also apply. A U.S. holder's ability to deduct capital losses is subject to limitations.

For cash-basis U.S. holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the U.S. dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis U.S. holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. holders that do not elect to be treated as cash-basis taxpayers for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received on the date of such sale, exchange or other disposition and the spot rate on the settlement date. Any such currency gain or loss will generally be treated as ordinary income or loss that is U.S. source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares for foreign tax credit purposes.

Passive Foreign Investment Company Rules

U.S. holders generally would be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on many factors that can change from time to time. While the Corporation believes, based on its current business plans and financial forecasts, that it is not likely to be classified as a PFIC for its current taxable year or in foreseeable future taxable years, it has not made any determination of its PFIC status for the current year. The Corporation also has not made a PFIC determination for any prior taxable year. Therefore, there is no assurance that the Corporation has not been a PFIC in prior taxable years, nor that the Corporation will not be a PFIC in its current taxable year or become a PFIC in any future taxable year. No opinion is expressed with respect to the Corporation's PFIC status for prior, current or future taxable years.

If the Corporation is a PFIC with respect to a U.S. holder, and the U.S. holder does not make either of the elections described below, gain from the disposition of the Common Shares and certain distributions classified as "excess distributions" (generally, those that are in excess of 125% of the average amount of distributions in the three prior tax years) would be subject to ordinary income treatment and allocated ratably to days in a U.S. holder's holding period in computing the U.S. holder's tax liability. The amounts allocated to the taxable year during which the gain is realized or excess distribution is made, and to any taxable years in such U.S. holder's holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to that U.S. holder, would be included in the U.S. holder's gross income as ordinary income for the taxable year of the gain or excess distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or excess distribution is made at the highest tax rate in effect for the U.S. holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. Under proposed Treasury Regulations, gifts, exchanges pursuant to corporate reorganizations and pledging or use of Common Shares as security for a loan would be treated as a taxable disposition of the Common Shares and subject to the foregoing tax treatment.

If the Corporation is a PFIC, the U.S. holder may be able to mitigate the adverse tax effects of the PFIC rules described above if the U.S. holder makes a "qualified electing fund" ("QEF") or a "mark to market" election. If a U.S. holder makes a timely QEF election for the first tax year in which its holding period of its Common Shares begins, such U.S. holder generally will not be subject to the PFIC rules described above with respect to such Common Shares.  However, under the QEF regime, in each taxable year that the Corporation is considered a PFIC the U.S. holder must include in gross income (i) as ordinary income, the U.S. holder's pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. holder's pro rata share of the net capital gain of the Corporation, regardless of whether the Corporation makes a distribution on the Common Shares. Distributions of income that had previously been taxed under the QEF regime will not be taxed again when such distributions are made to the U.S. holder. Subject to certain restrictions, a U.S. holder may elect to defer payment of current U.S. federal income tax on such amounts included in income under the QEF regime, but a non-deductible interest charge would be applied.  Under the QEF rules, the electing U.S. holder must supply certain information to the IRS that the U.S. holder would need to obtain from the Corporation. If the Corporation has reason to believe it may be a PFIC in a particular taxable year, and if so requested by a U.S. holder for such taxable year, the Corporation will use commercially reasonable efforts to make available such information to the U.S. holder.

If the Corporation is a PFIC, a U.S. holder may make a "mark to market" election as an alternative to a QEF election, as long as the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury Regulations. The consequence of a mark to market election is that a U.S. holder must include in its gross income, as ordinary income, an amount equal to the excess, if any, of the fair market value of the U.S. holder's Common Shares at the close of the taxable year over the U.S. holder's adjusted tax basis in the Common Shares. If the fair market value of the U.S. holder's Common Shares at the end of the taxable year is less than the adjusted tax basis of the U.S. Holder in the Common Shares, an ordinary loss deduction may be claimed, but only to the extent of any mark to market gains previously included in income. The U.S. holder's tax basis in the Common Shares will be adjusted to reflect such inclusions or deductions. Gain or loss on disposition of the Common Shares will be ordinary income or loss.

During any taxable year in which the Corporation or any of its subsidiaries is treated as a PFIC with respect to a U.S. holder, that U.S. holder must file IRS Form 8621, ("Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund").

A U.S. holder should consult its own tax adviser regarding the potential applicability of the PFIC rules to an investment in the Common Shares, as well as the advisability of making a QEF election (including on a protective basis) or a mark-to-market election.

Medicare Tax

The U.S. generally imposes a "Medicare" tax of 3.8% on the "net investment income" of certain individuals, trusts and estates, which, if applicable, is in addition to the U.S. holder's regular U.S. federal income tax on such net investment income. Among other items, net investment income generally includes gross income from interest and dividends as well as net gain attributable to the disposition of certain property (such as the Common Shares), less certain deductions. U.S. holders should consult their own tax advisors regarding the possible implications of the Medicare tax on distributions on, or gain from the dispositions of, the Common Shares, in their particular circumstances.

Backup Withholding

In general, dividends on Common Shares and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a U.S. holder within the U.S. or through certain U.S.-related financial intermediaries, are subject to IRS information reporting requirements and may be subject to backup withholding unless the U.S. holder is a corporation or other exempt recipient, or the U.S. holder provides an accurate U.S. taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. U.S. holders provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. A U.S. holder generally will be allowed a credit of the amount of any backup withholding against its U.S. federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. holder's income tax liability, by timely providing the required information to, and filing a refund claim with, the IRS.

Information Reporting

U.S. information disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold "specified foreign financial assets" if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets generally will include the Common Shares. U.S. holders should consult their own tax advisors regarding the application of these disclosure obligations, which if applicable are made on IRS Form 8938 ("Statement of Specified Foreign Financial Assets"). U.S. holders may be required to make other U.S. tax filings with respect to their investments in the Common Shares, including, among others, IRS Form 926 ("Return by a U.S. Transferor of Property to a Foreign Corporation"), and if the Corporation is a PFIC with respect to such U.S. Holder, IRS Form 8621 ("Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund"). Penalties may apply if required U.S. information reporting is not timely made by a U.S. holder.

RISK FACTORS

An investment in the Common Shares offered hereby involves certain risks. You should carefully consider the risk factors described under the heading "Risk Factors" found in the Annual Information Form and Annual MD&A. In addition, you should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the Common Shares, as well as the other information contained in this Prospectus Supplement, the Prospectus, including under the heading "Risk Factors" found on pages 19 to 23, the documents incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference, before making an investment decision.

Management of the Corporation will have broad discretion with respect to the application of net proceeds received by the Corporation from the sale of Common Shares under this Prospectus Supplement.

Management of the Corporation may spend net proceeds received by the Corporation from a sale of Common Shares in ways that do not improve the Corporation's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the market price of the securities of the Corporation issued and outstanding from time to time to decline.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities, resulting in dilution to investors.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the market price of the Common Shares may decrease due to the increased number of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The market price of our Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of the Common Shares include the following:

• actual or anticipated fluctuations in the Corporation's quarterly results of operations;

• regulatory and political changes affecting the Corporation's industry generally and its business and operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

• addition or departure of the Corporation's executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Common Shares;

• sales or perceived sales of additional Common Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• announcements of developments and other material events by the Corporation or its competitors;

• fluctuations to the costs of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Corporation;

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets; and

• the number of Common Shares sold on any one day in the aggregate pursuant to the Offering.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Negative Cash Flow from Operations

During the year ended August 31, 2019, the Corporation had negative cash flow from operating activities. The Corporation's cash and short-term investments as at August 31, 2019, was approximately $48 million.

Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, the Corporation cannot guarantee it will have a cash flow positive status in the future due to its desire to increase the number of employees and its level of participation in the adult-use recreational market in Canada. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities.

Certain of the Corporation’s personnel do not yet hold security clearances required by the Cannabis Act (Canada) and the Cannabis Regulations

Pursuant to the Cannabis Act (Canada) and the Cannabis Regulations, certain of the Corporation’s personnel, including its directors and officers, are required to hold security clearances. As of the date of this Prospectus Supplement, two directors and two officers who are required to hold security clearances have applied for but not yet received such security clearances. Although management has no reason to believe that the requested security clearances will not be received, the timing for receipt of security clearance can be lengthy and is uncertain. Health Canada has advised the Corporation that until security clearances are received, the Corporation must ensure that such directors and officers’ influence over the Corporation is restricted and that this includes limiting control and decision making, especially as it relates to day-to-day involvement in the operation of the licensed site. The Corporation has advised Health Canada that these individuals have no involvement in the day-to-day operations of the licensed site. Management believes that Health Canada will not take any enforcement or other action in this matter. However, should any such action be taken, we may be required to take further steps to satisfy Health Canada including restricting the roles of such directors and officers pending receipt of security clearances.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated October 24, 2019, the Corporation was granted a permanent exemption from the requirement to translate into French the Prospectus, this Prospectus Supplement  and the documents incorporated by reference therein and  herein to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that the Prospectus and any  Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Corporation offers Securities (as defined under the Prospectus) to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

Pursuant to a decision (the "Decision") of the Financial and Consumer Services Commission of New Brunswick (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 - Process for Exemptive Relief Applications in Multiple Jurisdictions dated November 22, 2019: (a) the Agents and any other TSX participating organization or other marketplace participant acting as selling agent for the Agents are exempt from the requirement under securities legislation in each of the provinces and territories of Canada to send or deliver the Prospectus (including the applicable prospectus supplement(s)) and any amendment to the Prospectus, to a purchaser of Common Shares under any at-the- market distribution made under this Prospectus Supplement; (b) we are exempt from the requirement to include in this Prospectus Supplement and any amendment hereto the  forms of issuer certificate and underwriter certificate for a prospectus supplement prescribed by NI 44-102, provided that  specified modified  forms of forward- looking issuer and underwriter  certificates in the form set out in this Prospectus Supplement  are included; and (c) we are exempt from the requirement to include in this Prospectus Supplement the statement respecting purchasers' statutory rights of withdrawal and remedies of rescission or damages in the form prescribed by National Instrument 44-101 - Short Form Prospectus Distributions provided that the disclosure in the form set out under "Statutory Rights of Withdrawal and Rescission" is included in this Prospectus Supplement and any amendment hereto.

The Decision is also conditional upon: (a) certain liquidity requirements in respect of the Common Shares; (b) the disclosure of the number and average price of Common Shares sold pursuant to at-the-market distributions, as well as gross proceeds, commissions and net proceeds, in our annual and interim financial statements and management's discussion and analysis filed on SEDAR; (c) the  limitation that the aggregate number of Common Shares sold on the TSX or  any other Canadian marketplace  as at-the- market distributions on any trading day will not exceed 25% of the aggregate trading volume of the Common Shares on the TSX  or any other Canadian marketplaces on that day; and (e) other conditions as set out in the Decision.

RELATIONSHIP WITH CERTAIN OF THE AGENTS

Each of the Agents is an affiliate of a financial institution that has extended a credit facility to the Corporation, consisting of a term loan (the "Term Loan") and a revolving credit facility (the "Revolving Facility" and together with the Term Loan, the "Facilities"). Consequently, we may be considered a "connected issuer" of the Agents within the meaning of applicable securities legislation. As a condition to the extension by such financial institution of the Facilities, the Corporation has granted to such financial institution a security interest in all or substantially all of the assets of the Corporation and certain of its subsidiaries. The net proceeds from this Offering may be used to reduce our indebtedness under the Facilities. See "Use of Proceeds" and "Plan of Distribution".

The decision to make any distribution of Common Shares pursuant to the Offering and the determination of the terms of the Offering from time to time will be made through negotiation between us and the Agents. No bank or other person has had or will have any involvement in such decision or determination. As at December 3, 2019, an aggregate of approximately $85 million was outstanding under the Term Loan. We are in material compliance with our obligations with respect to the Facilities. Since entering into the Facilities, no breach thereunder has been waived by the lenders thereof; there has been no material change in our or our subsidiaries' financial position or condition; and the value of any security for the Facilities has not changed, except in the ordinary course of business, or except as otherwise described in this Prospectus Supplement and the Prospectus (including in the documents incorporated by reference herein and therein). The Corporation (a) may, subject to future developments in the Corporation's business operations or unforeseen events, use a portion of the net proceeds of the Offering, if any, and (b) is required to use the net proceeds from equity issuances after June 30, 2020 (including, for greater certainty, any proceeds raised from this Offering after such date), to repay indebtedness under the Term Loan. See "Use of Proceeds".

The Agents and/or their affiliates have, from time to time performed, and may in the future perform, various financial advisory and commercial and investment banking services for us, for which they have received and in the future may receive customary compensation and expense reimbursement. In addition, in the ordinary course of their various business activities, the Agents and/or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Agents and/or their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

LEGAL MATTERS AND INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon on our behalf by Goodmans LLP, with respect to certain legal matters relating to Canadian law, and by Hodgson Russ LLP, with respect to certain legal matters relating to U.S. law, and on behalf of the Agents, Davies Ward Phillips & Vineberg LLP, with respect to certain legal matters relating to Canadian and U.S. law. At the date hereof, partners and associates of each of Goodmans LLP, Hodgson Russ LLP and Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Annual Financial Statements have been incorporated by reference in this Prospectus Supplement and in the Registration Statement including the related audit reports of Deloitte LLP.

Our audited consolidated financial statements as at August 31, 2019 and for the fiscal year then ended have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent of us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of New Brunswick and within the meaning of the U.S. Securities Act, and the applicable rules and regulations adopted by the SEC and the PCAOB.

The transfer agent and registrar of the Corporation is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Corporation's co-transfer agent in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the Registration Statement to which this Prospectus Supplement forms a part: (a) the documents listed under "Documents Incorporated by Reference"; (b) the consent of the Corporation's auditors; (c) the consent of Goodmans LLP; (d) the consent of Davies Ward Phillips & Vineberg LLP; (e) the consent of Hodgson Russ LLP; (f) powers of attorney from certain of the Corporation's directors and officers included on the signature pages of the Registration Statement; and (g) the Distribution Agreement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Organigram Holdings Inc. at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Telephone (855) 961-9420, and are also available electronically at www.sedar.com. See "Documents Incorporated by Reference".

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	November 22, 2019

ORGANIGRAM HOLDINGS INC.

$175,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Organigram Holdings Inc. (the "Corporation", "we", "our" or "us") may from time to time offer and issue the following securities: (a) common shares in the capital of the Corporation ("Common Shares"); (b) preferred shares in the capital of the Corporation ("Preferred Shares"), (c) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, "Debt Securities"); (d) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation ("Subscription Receipts"); (e) warrants exercisable to acquire Common Shares and/or other securities of the Corporation ("Warrants"); and (f) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units"), or any combination thereof, up to an aggregate offering price of $175,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the "Prospectus") remains valid. The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, "Prospectus Supplements").

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

The Corporation is permitted, under a multi-jurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is a corporation existing under the laws of Canada. The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See "Enforceability of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (a) in the case of Common Shares, the number of Common Shares being offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (b) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares being offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the Preferred Shares; (c) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased (which may be Canadian dollars or any other currency), maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (d) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (e) in the case of Warrants, the number of such Warrants offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (f) in the case of Units, the number of Units being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See "Plan of Distribution".

In connection with any offering of the Securities other than an "at-the-market distribution" (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution". No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the Nasdaq Global Select Market (the "NASDAQ") under the symbol "OGI". On November 21, 2019, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX and NASDAQ was $3.83 and US$2.86, respectively.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See "Forward-Looking Statements" and "Risk Factors".

The Corporation is continued under the Canada Business Corporations ("CBCA") and its head and registered office is at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Risk Factors".

TABLE OF CONTENTS

(i)

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

We have not authorized any person to provide different information. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the "Corporation", "we", "our", "us" and similar expressions are references to Organigram Holdings Inc. and the business carried on by it.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to "US$" or "U.S. dollars" are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada.

	Quarter Ended May 31, 2019	Fiscal Year Ended August 31, 2019	Fiscal Year Ended August 31, 2018	Fiscal Year Ended August 31, 2017
Low	1.3260	1.2803	1.2128	1.2447
High	1.3527	1.3642	1.3310	1.3743
Average	1.3403	1.3254	1.2777	1.3206
End	1.3527	1.3295	1.3055	1.2536

On November 21, 2019, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.3285.

FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains "forward-looking information" as defined under Canadian securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact contained in this Prospectus, or in the documents incorporated by reference herein, are forward-looking statements, including, without limitation, the Corporation's statements regarding the Corporation's business and the environment in which it operates, the intention of the Corporation to complete any offering of Securities on the terms and conditions described herein and in any Prospectus Supplement, the listing of any Securities, and the intention of the Corporation to use the MJDS to offer Securities in the United States. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects" or "believes", "pro forma" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" and similar words or the negative thereof. Although management of the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements in this Prospectus are based on certain assumptions, including assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including expected revenues from certain contracts, and ability to achieve goals. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading "Risk Factors" in this Prospectus and in the Corporation's Annual Information Form (as defined herein) available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this Prospectus and, except as expressly required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

The Corporation's Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and accordingly, we are subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with these informational requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, on SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Corporation or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Corporation or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Corporation has filed with the SEC, concurrently with the filing of its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Corporation has appointed Corporation Service Company of 251, Little Falls Drive, Wilmington, Delaware 19808, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Corporation in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Corporation at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Attention: Corporate Secretary (telephone (855) 961-9420), and are also available electronically under the Corporation's SEDAR profile at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Corporation filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Corporation for the year ended August 31, 2018, dated April 12, 2019 (the "Annual Information Form");

(b) the audited consolidated financial statements of the Corporation for the years ended August 31, 2018 and 2017 (as amended), together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended August 31, 2018;

(d) the unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended May 31, 2019;

(e) the interim management discussion and analysis of the results of operations and financial condition of the Corporation for the three and nine months ended May 31, 2019;

(f) the management information circular of the Corporation dated November 7, 2018 regarding the annual and special meeting of shareholders of the Corporation held on December 7, 2018 as adjourned;

(g) the material change report dated September 19, 2018 in respect of the closing of the Corporation's strategic investment in convertible secured debentures of Hyasynth Biologicals Inc. in the aggregate of $10 million;

(h) the material change report dated April 3, 2019 in respect of the Corporation's update on its 6.0% convertible unsecured debenture conversion;

(i) the material change report dated June 10, 2019 in respect of the closing of the Corporation's credit facility with the Bank of Montreal ("BMO") consisting of a $115 million term loan (the "Term Loan") and a $25 million revolving credit facility (the "Revolving Facility", together with the Term Loan, the "Facilities"), both of which mature on May 31, 2022; and

(j) the material change report dated November 20, 2019 in respect of the Corporation's corporate update and details of its fiscal fourth quarter ended August 31, 2019.

Any documents of the type described in Item 11.1 of Form 44-101F1 - Short Form Prospectus Distributions which are filed by the Corporation with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on July 5, 2010 as Inform Resources Corp. and changed its name to Inform Exploration Corp. ("Inform") on February 16, 2011. On November 21, 2011, Inform completed its initial public offering and its Common Shares commenced trading on the TSX-V on November 24, 2011. At that time, Inform was engaged in the acquisition, exploration and development of natural resource properties. Inform subsequently ceased all resource exploration activity.

In August 2014, pursuant to a reverse takeover transaction in accordance with Policy 5.2 of the TSX-V, Inform acquired all of the issued and outstanding shares of Organigram Inc. (the "RTO Transaction"). On or about the time of closing the RTO Transaction, Inform changed its name to Organigram Holdings Inc. On April 6, 2016, Organigram Holdings Inc. was continued from the BCBCA to the CBCA. The Corporation's Common Shares started trading on the Nasdaq Global Select Market on May 21, 2019. On August 20, 2019, the Corporation graduated from the TSX-V and received approval to trade on the TSX under the symbol "OGI".

The Corporation's wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a "Licensed Producer" or "LP") under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the "Cannabis Act") and regulated by Health Canada.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Corporation has continued to expand the main facility to create additional production capability. The Corporation has also strategically acquired land and buildings adjacent to the main facility (together, the "Moncton Campus") that, if and when fully developed and approved by Health Canada, would bring the Corporation's total production space to approximately 533,000 square feet. Within its cultivation rooms at the Moncton Campus, the Corporation grows on three levels in each grow room and therefore consideration must be given to the growing methodology when comparing production capacity to other cultivation facilities without tiered cultivation.

Patients order medical cannabis and cannabis oil from the Corporation through the Corporation's online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Corporation's prices vary based on grow time, strain yield and market prices.

The Corporation is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Corporation continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products including edible cannabis and cannabis extracts. The Corporation was issued a license as a Licensed Producer of cannabis on November 9, 2018, for sales of adult-use recreational cannabis in Canada, The license has an expiry date of March 27, 2020. The Corporation's license has been subject to subsequent amendments to add additional growing rooms and product categories as described herein. The Corporation's license was most recently amended effective October 21, 2019 to add the new product categories of cannabis extracts, cannabis topicals and edible cannabis and continues to have an expiry date of March 27, 2020. The Corporation intends to renew its license prior to expiry.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Corporation since May 31, 2019, the date of the Corporation's most recent interim financial statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

Since May 31, 2019, the date of the Corporation's most recently filed interim financial statements, there have been no material changes to the Corporation's share and loan capitalization on a consolidated basis, other than draw downs on the Term Loan. As at the date of this Prospectus, $65 million is drawn on the Term Loan, and $nil is drawn on the Revolving Facility. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 - Shelf Distributions.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Corporation's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

Preferred Shares may be issued in one or more series pursuant to amendments to the articles of continuance of the Corporation as described in the Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the articles of amendment authorizing the issuance of the series of Preferred Shares being offered. A copy of any articles of amendment relating to an offering of Preferred Shares will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been filed by the Corporation under the CBCA.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preferred Shares being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the series of Preferred Shares offered, and the maximum number of such series of Preferred Shares that the Corporation is authorized to issue;

• the aggregate number of Preferred Shares offered;

• the price at which the Preferred Shares will be offered;

• the currency for which the Preferred Shares may be purchased (if other than Canadian dollars);

• the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

• the priority of the Preferred Shares in respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation;

• the price and the terms and conditions for redemption, if any, including whether redeemable at the Corporation's option or at the option of the holder, the time period for redemption, and payment of any accumulated dividends;

• the terms and conditions, if any, for conversion or exchange for shares of any other class of the Corporation or any other series of Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

• whether such Preferred Shares will be listed on any securities exchange;

• the terms and conditions of any share purchase plan or sinking fund;

• the voting rights, if any;

• any other rights, privileges, restrictions, or conditions;

• certain material Canadian and United States tax consequences of owning the Preferred Shares; and

• any other material terms and conditions of the Preferred Shares.

Debt Securities

The Corporation may issue Debt Securities in one or more series under an indenture (the "Indenture"), to be entered into among the Corporation and a trustee. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update, amend and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented, for a complete description of all terms relating to the Debt Securities. We will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Corporation furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities. We will also file the final Indenture for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Corporation. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Corporation will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations;

• whether payment of the Debt Securities will be guaranteed by any other person;

• whether or not the Debt Securities will be secured or unsecured, and the terms of any secured debt including a general description of the collateral and of the material terms of any related security, pledge or other agreement;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places where we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder, and the terms and conditions of such redemption, repayment or repurchase;

• whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether we will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other securities of the Corporation;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and we may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Corporation. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Corporation and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Corporation.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or subordinated to the prior payment of the Corporation's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Corporation anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Corporation if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Corporation, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Corporation will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Corporation may at any time and in the Corporation's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Corporation, or at the Corporation's option the Corporation can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Corporation.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

• issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

• register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

• exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

• issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

To the extent the Indenture is governed by the Trust Indenture Act, the Corporation will file with the Trustee within 15 days after the Corporation files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Corporation may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

In the event that the Corporation is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the Trustee:

• within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Corporation has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

• the Corporation fails to pay principal of, or any premium on, any Debt Security of that series when it is due and payable;

• the Corporation fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

• the Corporation fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

• the Corporation fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Corporation by the trustees or to the Corporation and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

• certain events involving the Corporation's bankruptcy, insolvency or reorganization; and

• any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Corporation in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Corporation to repay immediately:

• the entire principal and interest of the Debt Securities of the series; or

• if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Corporation's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Corporation will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Corporation is not in compliance, the Corporation must specify any defaults. The Corporation will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

• the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

• the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

• the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Corporation uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Corporation deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Corporation's option:

• the Corporation will be discharged from the obligations with respect to the Debt Securities of that series; or

• the Corporation will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Corporation.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Corporation must deliver to the trustees:

• an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

• an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

• a certificate of one of the Corporation's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Corporation is to be discharged from its obligations with respect to the Debt Securities, and not just from the Corporation's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Corporation may exercise its defeasance option:

• no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

• the Corporation is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

• other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Corporation and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

• change the stated maturity of the principal, premium, if any, or any instalment of interest, if any, on any Debt Security;

• reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Corporation to pay any additional amounts;

• reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

• change the place or currency of any payment;

• affect the holder's right to require the Corporation to repurchase the Debt Securities at the holder's option;

• impair the right of the holders to institute a suit to enforce their rights to payment;

• adversely affect any conversion or exchange right related to a series of Debt Securities;

• reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

• reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Corporation with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Corporation may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

• evidence its successor under the Indenture;

• add covenants of the Corporation or surrender any right or power of the Corporation for the benefit of holders;

• add events of default;

• provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

• establish the forms of the Debt Securities;

• appoint a successor trustee under the Indenture;

• add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

• cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

• change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of its business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture and to the extent the Indenture is governed by the laws of New York, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Subscription Receipts

The Subscription Receipts may be issued under a subscription receipt agreement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Corporation will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

• the aggregate number of Subscription Receipts offered;

• the price at which the Subscription Receipts will be offered;

• the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

• the dates or periods during which the Subscription Receipts are convertible into other Securities;

• the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

• the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

• certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Warrants

Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone certificates. Warrants may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the Warrants;

• the aggregate number of Warrants offered and the offering price;

• the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

• the exercise price of the Warrants;

• the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

• the designation, number and terms of any Securities with which the Warrants are issued;

• if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

• whether such Warrants are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any minimum or maximum amount of Warrants that may be exercised at any one time;

• whether such Warrants will be listed on any securities exchange;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

• certain material Canadian and United States tax consequences of owning the Warrants; and

• any other material terms and conditions of the Warrants.

Units

Units may be offered separately or together with other Securities, as the case may be. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

• the aggregate number of Units offered;

• the price at which the Units will be offered;

• the designation, number and terms of the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

• the date on and after which the Securities comprising the Units will be separately transferable;

• whether the Securities comprising the Units will be listed on any securities exchange;

• whether such Units or the Securities comprising the Units are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

• certain material Canadian and United States tax consequences of owning the Units; and

• any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $175,000,000 in Securities hereunder. The Corporation may offer and sell the Securities to or through underwriters, agents, or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX, the NASDAQ or other existing trading markets for the Securities. Any such transactions that are deemed "at-the-market-distributions" will be subject to regulatory approval. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an "at-the-market distribution" will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an "at-the-market" distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities pursuant to this Prospectus.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation's issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).

Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading "Risk Factors" in the Annual Information Form, which is incorporated by reference herein. See "Documents Incorporated by Reference".

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation's business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Corporation.

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the Corporation will have broad discretion with respect to the application of net proceeds received by the Corporation from the sale of Securities under this Prospectus and a future Prospectus Supplement.

Management of the Corporation may spend net proceeds received by the Corporation from a sale of Securities in ways that do not improve the Corporation's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporations business or cause the price of the securities of the Corporation issued and outstanding from time to time to decline.

The Corporation may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

• actual or anticipated fluctuations in the Corporation's quarterly results of operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

• addition or departure of the Corporation's executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Common Shares;

• sales or perceived sales of additional Common Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• regulatory changes affecting the Corporation's industry generally and its business and operations;

• announcements of developments and other material events by the Corporation or its competitors;

• fluctuations to the costs of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange.

As a consequence, purchasers may not be able to resell the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX and in the United States on the NASDAQ (since May 21, 2019). As liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on the NASDAQ, historical trading prices of the Common Shares on the TSX may not be indicative of the prices at which the Common Shares may trade in the future on the NASDAQ. There is no assurance that an active trading market for the Common Shares will develop or be sustained in the United States on the NASDAQ. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all. Further, the listing on both the TSX and the NASDAQ may increase price volatility due to various factors, including the ability to buy or sell common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Corporation will continue to meet the listing requirements of the TSX or maintain the listing on the NASDAQ or any other public stock exchange.

Adequacy of Internal Control over Financial Reporting.

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes with IFRS. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Corporation to fail to meet its reporting obligations.

As a venture issuer (as defined by National Instrument 52-102 - Continuous Disclosure Obligations) until May 21, 2019, the Corporation was not required to provide representations in its annual and interim filings relating to the establishment and maintenance of DC&P and ICFR as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

As a non-venture issuer the Corporation is required to evaluate ICFR in a manner that meets the standards of NI 52-109 in Canada. The Corporation has developed and implemented NI 52-109 compliant DC&P and ICFR as of the end of the Corporation's first full quarter as a non-venture issuer, being August 31, 2019. The process of designing and implementing effective internal controls is a continuous effort that requires the Corporation to anticipate and react to changes in the Corporation's business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy the Corporation's reporting obligations as a public company.

While the Corporation is required to comply with NI 52-109 and to deliver management's assessment of internal controls under the Sarbanes-Oxley Act ("SOX") in the United States for the year ended August 31, 2019, the Corporation is currently exempt from SOX requirements to file with the SEC an attestation report of the Corporation's auditor on the effectiveness of ICFR for the year ended August 31, 2019 on the basis that the Common Shares became registered under the U.S. Exchange Act during this fiscal year. The Corporation anticipates that it will qualify as an "emerging growth company" under the U.S. Exchange Act and therefore be eligible to forego these requirements for independent assessment of its internal control procedures under SOX for future fiscal years. Accordingly, our auditor will not be required to deliver an attestation report on the effectiveness of our internal control over financial reporting pursuant to SOX until after the date we are no longer an emerging growth company.

Any failure by the Corporation to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation's business and negatively impact the trading price of its Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's operating results or cause it to fail to meet its reporting obligations.

There can be no assurance that the Corporation will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Corporation will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation's ICFR will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation's controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate ICFR will likely increase with the Corporation's plans for ongoing development of its business and this will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in maintaining effective ICFR or complying with NI 52-109 in Canada and, when applicable, SOX in the United States.

The Corporation is a Foreign Private Issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because the Corporation is a "foreign private issuer" under the U.S. Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

• the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

• the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the selective disclosure rules by issuers of material non-public information under Regulation FD.

The Corporation is required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. The Corporation does not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as the Corporation chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Negative Cash Flow from Operations

During the year ended August 31, 2019, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, the Corporation cannot guarantee it will have a cash flow positive status in the future due to its desire to increase the number of employees and its level of investment in the adult-use recreational market in Canada. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities.

EXEMPTION FROM NATIONAL INSTRUMENT 44-102

Pursuant to a decision of the Autorité des marchés financiers dated October 24, 2019, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by Goodmans LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP is the independent auditor of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The transfer agent and registrar of the Corporation is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Corporation's co-transfer agent in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (a) the documents listed under "Documents Incorporated by Reference"; (b) the consent of the Corporation's auditors; (c) powers of attorney from the Corporation's directors and officers included on the signature pages of the registration statement; and (d) a copy of the form of the Indenture for the Debt Securities. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Unless otherwise provided in a Prospectus Supplement, the following is a description of a purchaser's statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights and/or consult with a legal advisor.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the applicable Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 149 of the Securities Act (New Brunswick) and is in addition to any other right or remedy available to original purchasers under Section 149 of the Securities Act (New Brunswick) or otherwise at law.